UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REDHILL BIOPHARMA LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase American Depositary Shares, each representing ten Ordinary Shares, Par Value NIS 0.01 Per Ordinary Share
(Title of Class of Securities)

757468103
(CUSIP Number of Class of Securities)

Micha Ben Chorin
Chief Financial Officer
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 6473921
Israel
+972 (3) 541-3131
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Perry Wildes, Adv. Gross & Co. One Azrieli Center Tel Aviv 6702100, Israel +972 (3) 607-4444	Rick A. Werner, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza New York, New York 10112 (212) 659-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,855,654	$1,075.25

1
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all the outstanding options to purchase American Depositary Shares, each representing ten ordinary shares of the Issuer, par value NIS 0.01 per ordinary share (“ADSs”), that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes options to purchase an aggregate of 2,805,281 ADSs, having an aggregate value of $9,855,654 as of April 23, 2021, calculated based on the average of values using the binomial option pricing model, will be exchanged pursuant to this offer.

2
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Options dated April 26, 2021 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

RedHill Biopharma Ltd., an Israeli corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 21 Ha’arba’a Street, Tel-Aviv 6473921, Israel, and the telephone number of its principal executive offices is 972-3-541-3131.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to all the Eligible Optionholders (as defined in the Exchange Offer), subject to specified conditions, to exchange some or all of their outstanding options to purchase ADSs for new options to purchase ADSs.

An option will be eligible for exchange (an “Eligible Option”) if it (i) is held by an Eligible Optionholder, (ii) was granted under the Company’s Amended and Restated Award Plan (2010) (the “2010 Plan”) prior to the initial approval of the repricing by our board of directors on March 25, 2020, and (iii) in the case of options held by U.S. Taxed Optionholders, has an exercise price per ADS in excess of $7.00. As of April 23, 2021, 2,805,281 options representing approximately 57% of our outstanding options constitute Eligible Options.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new options (each, a “New Option”) following the Expiration Time (as defined in the Exchange Offer) for the same number of ADSs and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form (the “Election Form”), the form of which is attached hereto as Exhibit (a)(1)(C).

Each Eligible Optionholder that elects to exchange Eligible Options pursuant to the Exchange Offer must submit its election via a properly completed, signed and delivered Election Form, upon which it will be granted New Options, subject to the terms and conditions of the Exchange Offer.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Optionholders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) and Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our ADSs”) of the Offering Memorandum is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.

The address and telephone number of each executive officer and director of the Company is:
RedHill Biopharma Ltd.
21 Ha’arba’a Street, Tel Aviv
6473921, Israel
972-3-541-3131

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Dror Ben-Asher	Chief Executive Officer and Chairman of the Board of Directors
Micha Ben Chorin	Chief Financial Officer
Reza Fathi, Ph.D.	Senior Vice President Research and Development
Gilead Raday	Chief Operating Officer
Adi Frish	Chief Corporate & Business Development Officer
Guy Goldberg	Chief Business Officer
Rick D. Scruggs	Chief Commercial Officer and Director
Dr. June Almenoff	Chief Scientific Officer

Directors
Shmuel Cabilly, Ph.D.	Director
Eric Swenden	Director
Kenneth Reed, Ph.D.	Director
Ofer Tsimchi	Director
Alla Felder	Director
Alessandro Della Chà	Director

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Optionholders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning RedHill; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”), Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) and Section 14 (“Consideration; Fees and Expenses”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) and Exhibit (d)(2) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Exchange Offer.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth under, and incorporated in, Section 8 (“Information Concerning RedHill; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated April 26, 2021

(a)(1)(B)	Form of Announcement Email to Eligible Optionholders

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Email Confirming Receipt of Election Form

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Optionholders Regarding the Expiration of the Exchange Offer

(a)(1)(H)	Form of Email to Eligible Optionholders Confirming Acceptance of Eligible Options

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)	Form of Expiration Notice Email

(b)	Not applicable

(d)(1)	RedHill Biopharma Ltd. Amended and Restated Award Plan (2010)

(d)(2)	Forms of award agreements under RedHill Biopharma Ltd. Amended and Restated Award Plan (2010)

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2021	REDHILL BIOPHARMA LTD.

	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer and Chairman of the Board of Directors